Securities and Exchange Commission, October 20, 2010 Page 1

October 20, 2010

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: Jeff Jaramillo, Accounting Branch Chief

Re:	Medical Action Industries Inc.
Form 10-K for the Year Ended March 31, 2010
Filed June 2, 2010
File Number 000-13251

Dear Mr. Jaramillo:

Set forth below are the responses of Medical Action Industries Inc., a Delaware corporation (the “Company”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 29, 2010, with respect to the Company’s Annual Report on Form 10-K for the year ended March 31, 2010 filed with the Commission on June 2, 2010 (the “10-K”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text.

Form 10-K for the Fiscal Year Ended March 31, 2010

Securities Authorized for Issuance under Equity Compensation Plans, page 27

1.	Please tell us why the table on page 27 is different from the second table on page 25 of your definitive proxy statement, given that both tables purport to present the same information as of the same date.

Response: The number of securities remaining available for future issuance under equity compensation plans included in the first table on page 27 of the 10-K and in the second table on page 25 of the Company’s definitive proxy statement (the “proxy”) is 1,550,063 and 1,559,813, respectively. The number included in the 10-K of 1,550,063 is the correct number as of March 31, 2010. The number included in the proxy should have been the same number, but was updated to the date of the proxy without updating the date.

Securities and Exchange Commission, October 20, 2010 Page 2

Report of Independent Registered Public Accounting Firm, page 66

2.	The audit report included herein as well as the audit report on your internal control over financial reporting on page 68 and the auditor’s report on your financial statement schedule on page 76 in this Form 10-K are not signed by your Independent Registered Public Accounting Firm as required by Rules 2-02 (a) and (f) of Regulation S-X. We also note that the consent filed as exhibit 23.1 was not signed by Independent Registered Public Accounting Firm. Please amend this filing to provide audit reports and consents which are signed by your independent auditor. Refer to Item 302 of Regulation S-T which provides guidance on including signatures in electronic filings.

Response: The audit reports on pages 66, 68 and 76 of the 10-K and the consent filed as Exhibit 23.1 are missing the electronic signature “/s/ Grant Thornton LLP”. Please note that we have in our possession the manually signed audit reports and consent. We will include the proper electronic signatures in future filings.

Management’s Annual Report on Internal Control Over Financial Reporting, page 67

3.	We do not see that you have disclosed management’s conclusion on the effectiveness of your internal control over financial reporting as of the end of the period covered by your Form 10-K. Please note that Item 308(a)(3) of Regulation S-K requires you to disclose management’s conclusion on the effectiveness of your internal control over financial reporting as of the end of the period covered by your Form 10-K, which in this instance is March 31, 2010. Please amend your Form 10-K to include a statement disclosing your management’s conclusion on whether your internal control over financial reporting was effective or was not effective as of March 31, 2010.

Response: We respectfully advise the Staff that the second paragraph of our report stated that management assessed the effectiveness of the Company’s internal controls as of March 31, 2010. In the third paragraph, where we state our conclusion, we do not restate the March 31, 2010 date. We respectfully request to comply with the comment on a prospective basis, commencing with our Annual Report on Form 10-K for the fiscal year ending March 31, 2011 (our “2011 10-K”)

Securities and Exchange Commission, October 20, 2010 Page 3

to more specifically state management’s conclusion on whether or not our internal control over financial reporting was effective as of the end of the fiscal period.

Item 10 – Directors and Executive Officers of the Registrant, page 69

4.	Given that the corporate information and directory included at the end of your annual report on Form 10-K lists Mr. Davidson as a partner at Galen Partners, please tell us why your disclosure in the second paragraph on page 70 does not reflect this employment.

Response: We acknowledge the Staff’s comment and respectfully request to comply with the comment on prospective basis, commencing with our 2011 Form 10-K by including a reference to Mr. Davidson’s work as a partner at Galen Partners in the biographical information required by Item 10 of Form 10-K.

Item 11 – Executive Compensation, page 71

5.	Please ensure that future filings include all information required by Form 10-K or include proper references to your definitive proxy statement for 10-K required information. For example, you disclose here that you only incorporated by reference the information included in the “Compensation Discussion and Analysis” of your proxy statement, which indicates that you did not also incorporate the tables under the separate heading “Executive Compensation.”

Response: We acknowledge the Staff’s comments and will include proper references to our definitive proxy statement in our 2011 10-K.

Securities and Exchange Commission, October 20, 2010 Page 4

6.	The disclosure regarding “the expense recognized for financial statement purposes” in note 2 on page 7 of your definitive proxy statement does not appear to comply with Item 402(k)(2)(iv) of Regulation S-K, as revised by Release No. 33-9089 (Dec. 16, 2009). Please amend your filing accordingly.

Response: Item 402(k)(2)(iv) of Regulation S-K requires disclosure of the grant date fair value computed in accordance with FASB ASC Topic 718. The instructions to Item 402(k)(2)(iv) of Regulation S-K require disclosure by footnote to the appropriate column, for each director, of (i) the grant date fair value of each equity award or option, computed in accordance with FAS 123R and (ii) the aggregate number of stock and option awards outstanding at fiscal year end. Footnote 2 to the table on page 7 inadvertently included not only the required disclosures pursuant to Item 402(k)(2)(iv) and its instructions (as revised by Release No. 33-9089), but it also included language that was previously required by Item 402(k)(2)(iv) prior to the modification of this Item by Release No. 33-9089. As our definitive proxy statement included the information required by Item 402(k)(2)(iv), as revised by Release No. 33-9089, we confirm that all of our future filings will continue to comply with Item 402(k)(2)(iv), as revised by Release No. 33-9089, and that we will delete all references to the previous Item 402(k)(2)(iv) requirements in future filings.

7.	Please revise your future filings to explain how determinations are made as to when equity awards are granted. See Regulation S-K Item 402(b)(2)(iv). We note in your disclosure of equity grant practices on page 18 of your definitive proxy statement that scheduling decisions are made without regard to the events you mention, but it is unclear what events or matters are considered in determining the date of grant.

Response: We acknowledge the Staff’s comments and will include an explanation of how determinations are made as to when equity awards are granted in future filings.

Securities and Exchange Commission, October 20, 2010 Page 5

8.	Given your disclosure on pages 20 and 21 of your definitive proxy statement regarding performance-based bonuses granted for goals established for your last-completed fiscal year, it appears the table on page 25 should include the columns required by Item 402(d)(2)(iii) of Regulation S-K. Please revise future filings to include that information.

Response: We acknowledge the Staff’s comment and we will include all necessary columns and footnotes in this table that may be required pursuant to Item 402(d)(2)(iii) in future filings.

9.	We note that your have not disclosed the specific, historical targets to be achieved in order for your named executive officers to earn their respective annual short-term incentive payments. Please provide such disclosure in future filings, as applicable. To the extent that you believe that disclosure of such information, on a historical basis, would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation supporting your conclusions. To the extent that it is appropriate to omit specific targets or performance objectives, you are required to provide appropriate disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. Refer also to Question 118.04 of Regulation S-K Compliance and Disclosure Interpretations available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm. In discussing how difficult or likely it will be to achieve the target levels or other factors, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.

Response: We acknowledge the Staff’s comment and we will include applicable information regarding historical targets in future filings to the extent that we determine these targets are material to explaining our executive compensation policies and decisions regarding annual short-term incentive payments. To the extent that we believe such a disclosure in future filings would result in competitive harm, we will provide a detailed explanation supporting such a conclusion. To the extent we believe that omitting specific targets or performance objectives are appropriate for future filings, we will comply with the disclosure requirements noted Instruction 4 to Item 402(b) of Regulation S-K, and we will discuss the degree of difficulty or the likelihood that target levels will be achieved.

Securities and Exchange Commission, October 20, 2010 Page 6

10.	Please tell us, and revise your future filings to explain, how you determined the amounts of stock options and restricted stock to award to your named executive officers. From your current disclosure, it is unclear what factors, if any, you considered and why the amounts of those awards varied, as indicated by the table on page 24.

Response: We acknowledge the Staff’s comment and we will revise future filings to explain how the amounts of stock options and restricted stock awards that were granted during the previous fiscal year to our named executive officers were determined. Specifically, for the most recent fiscal year, our board of directors determined the amount of stock options awards that were granted to the named executive officers generally by following the recommended results from a compensation consultant survey that our board of directors commissioned in 2008. That survey recommended, and our board of directors generally follows, a practice of granting a set number of stock options (50,000 for our Chief Executive Officer and 30,000 for the remaining named executive officers) to each named executive officer on an annual basis, to be granted at the board of directors meeting that occurs immediately prior to the release of our annual earnings statements. This practice is modified on occasion for new hires or in order to comply with certain contractual obligations that our company may have under individual compensation agreements with the named executive officers. Such a modification occurred during our most recent fiscal year for Mr. Charles Kelly, our Chief Financial Officer, as his employment contract provided for a grant of 20,000 stock options on the one year anniversary of his hire date. No restricted stock awards were granted during the last completed fiscal year.

11.	Your disclosure on page 21 of your definitive proxy statement states that none of your named executive officers received grants of restricted stock awards during the fiscal year ended March 31, 2010, contrary to your disclosure in note 2 and the corresponding column of the first table on page 24. Please tell us whether you granted such awards during your last-completed fiscal year. Also, to the extent you made such grants, and make such grants in the future, please ensure that your disclosure in future filings includes those grants in all required tables, such as the tables that begin with your disclosure on page 25.

Response: We did not grant restricted stock awards to our named executive officers during the last completed fiscal year. The table on page 24 inaccurately

Securities and Exchange Commission, October 20, 2010 Page 7

reflects the grant of new restricted awards by instead reflecting the vesting amount of restricted stock awards that were granted to the applicable named executive officers in previous years. We acknowledge the Staff’s comment and we will revise our future disclosures, and all required tables, to accurately reflect all grants of equity compensation awards to our named executive officers for that fiscal year.

12.	Refer to the disclosure on page 22 of your definitive proxy statement. Please tell us the process that you undertook to reach the conclusion that your compensation programs are not reasonably likely to have a material adverse effect on you. For example, describe how you concluded that the design and administration of these programs does not encourage excessive risk taking. Also, describe what specific elements of compensation, risks arising from your compensation policies and practices, and mitigating factors you considered in reaching your conclusion.

Response: We determined that compensation programs applicable to our employees, including the named executive officers, are not reasonably likely to have a material adverse effect on our company because our existing compensation programs do not reward employees for taking unreasonable risks. For example, employees are compensated according to base salary and bonus structures that were recommended to our board of directors as a result of a thorough compensation study, conducted by an independent compensation consultant, of our own compensation arrangements as well as the norm for compensation arrangements at our peers. Our board of directors does not reward employees for completing transactions that might involve unnecessary risks by modifying these set base salary and bonus structures, thus there is no incentive to employees to enter into such transactions. Our employees are expected to meet certain performance goals on a quarterly basis, and our board of directors evaluates our employees’ achievements of these goals on a quarterly basis, thus any unforeseen or unpredictable activity of an employee will be exposed to the board of directors in a timely manner. As noted in our discussion of annual bonuses to the named executive officers, our board of directors retains the sole discretion over the amount, if any, of bonuses that are paid out, despite the fact that certain performance targets may have been achieved for that year, in order for the board of directors to compensate our employees only in years where the company’s overall performance justifies short-term compensation rewards.

Securities and Exchange Commission, October 20, 2010 Page 8

Exhibits 31.1 and 31.2

13.	We note that you omitted the required reference to “(or persons performing the equivalent functions)” in the introductory language in paragraph 5 of your certifications. Please revise your future filings to include certifications that conform to the exact wording required by Item 601(b)(31) of Regulation S-K.

Response: We acknowledge the Staff’s comment and will revise our future filings to conform to the exact wording of the certifications to that required by Item 601(b)(31) of Regulation S-K.

Closing Comments

In connection with the Staff comments and our responses, we confirm that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing and (ii) the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing. We also acknowledge the Staff’s position that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments regarding the foregoing to me at (631) 231-4600.

Sincerely,

Medical Action Industries Inc.

By:	/s/ Charles L. Kelly, Jr.
Charles L. Kelly, Jr.
Chief Financial Officer & Corporate Secretary